Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744
TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

May 11, 2009	For Immediate Release

NEWS RELEASE
GREAT PANTHER ACHIEVES POSITIVE CORPORATE CASH FLOW

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) will report its revenues and earnings results for its quarter ended March 31, 2009 on Tuesday 12 May, 2009.

“For the first time in the Company’s history, an overall net positive cash flow from operations was achieved,” said Kaare Foy, Great Panther’s Executive Chairman.

FIRST QUARTER HIGHLIGHTS

  75% increase in earnings from mining operations (before amortization and depletion) to $2.6 million in the first quarter 2009 from $1.5 million for the fourth quarter 2008.

  Net cash provided by operating activities of $0.7 million in the first quarter 2009 compared to $0.3 million used in operating activities in the first quarter 2008.

  11% increase in total quarterly production to 480,267 silver equivalent ounces (Ag eq oz) in the first quarter 2009 from 431,639 Ag eq oz in the first quarter 2008.

  6% and 14% increase in revenues for the three months ended March 31, 2009 to $6.3 million compared to $5.9 million for the three months ended March 31, 2008 and $5.5 million for the three months ended December 31, 2008, respectively.

  29% decrease in overall cash operating cost per silver ounce (net of by-product credits) to US$6.49 for the first quarter 2009 from US$9.20 for the first quarter 2008.

  Positive adjusted EBITDA(1) of $1.0 million for the three months ended March 31, 2009 compared with adjusted EBITDA loss of $1.4 million for the three months ended March 31, 2008.

  Re-opened eight mines at Topia in late January 2009 which had been closed during the fourth quarter 2008.

  Successfully negotiated more favourable terms for spot sales of Topia’s lead concentrate to Asian smelters.

  Underground drilling and mine development at Topia and Guanajuato proved the continuity of high grade mineralization.
(1)	Adjusted EBITDA is defined as earnings before interest expense, taxes, depletion and amortization, and stock-based compensation.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744
TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

“These financial results mark a significant milestone in Great Panther’s development”, stated Robert Archer, Great Panther’s President and CEO. “It is extremely rewarding to achieve cash profitability for the first time in the face of such adverse market conditions.” The Company’s March 31, 2009 quarterly financial statements and management discussion & analysis will be available on the Company’s website www.greatpanther.com and SEDAR.

For further information please visit the Company's website www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD
Signed: “Robert A. Archer”	Signed: “Kaare G. Foy”

Robert A. Archer,	Kaare G. Foy
President & CEO	Executive Chairman

FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744
TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.